April 27, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-132818 and 811-08413

            Registration Statement on Form N-14AE (the “Registrant”)

Evergreen Disciplined Value Fund

Dear Mr. O'Connor:

In response to your oral comments to the Registrant’s filing on Form N-14AE made on March 29, 2006, regarding its series Evergreen Disciplined Value Fund, and its proposed merger with Evergreen Strategic Value Fund, a series of Evergreen Select Equity Trust, (accession no. 000907244-06-000085), which you relayed to us in our telephone conversation on April 18, 2006, please note the following responses:

Comment:       You note that two separate statements are made in the documents regarding the possible disposition of securities in connection with the merger. The prospectus/proxy statement states that “a portion of the securities held by Strategic Value Fund may be disposed of in connection with the Merger,” while the pro forma financial statements discloses that “it is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Disciplined Value Fund.” You asked that we confirm each of these statements and make them consistent, if necessary.

Response:       We believe that each of these statements made is accurate and not inconsistent.

Comment:       You asked that we add a statement regarding the conversion of Class B shares to Class A shares under the summary section entitled “How do the Funds’ sales charges and expenses compare? Will I be able to buy, sell and exchange shares the same way?”

Response:       The requested change has been made.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment:       You asked that we confirm the use and placement of the footnote relating to restatement of fees in the Annual Fund Operating Expenses table for each Fund.

Response:       The footnote has been removed from the expense presentation for Strategic Value Fund.  The footnote has been added to the Annual Fund Operating Expenses tables for Disciplined Value Fund to reflect contractual expense changes made, effective April 3, 2006.

Comment:       You asked that we confirm Disciplined Value Fund’s Total Fund Operating Expenses for Class A shares provided in the prospectus/proxy statement.

Response:       These expenses have been changed to reflect recent contractual rate changes, effective April 3, 2006.

Comment:       You asked us to confirm the presentation of Net Assets in the section entitled "Pro Forma Capitalization."

Response:       This presentation of Net Assets for each Fund has been confirmed and corrections made.

Comment:       You asked that we include any adjustments, as appropriate, in the table contained in the section entitled "Pro Forma Capitalization."

Response:       The appropriate adjustments have been included in the table.

Comment:       Sincethe mountain charts did not appear in the annual and semiannual reports filed with the prospectus/proxy statement's Statement of Additional Information, you asked that we confirm that the charts did appear in the printed reports mailed to shareholders.

Response:       The required charts did appear in the printed reports for the Funds.

Comment:       You asked that we confirm that the Funds have exemptive relief in order to invest in shares of registered investment companies above the limits provided in Section 12 of the Investment Company Act of 1940.

Response:       In accordance with the exemptive relief granted by the Securities and Exchange Commission on January 24, 2000 (Rel. No. 24260: 812-11580), the Funds have the ability to invest cash in shares of affiliated money market funds above the limits of Section 12.

Comment:       You asked that we confirm whether the cash reflected in the Disciplined Value Fund's January 31, 2006 semiannual report was restricted.

Response:       The cash held by the Disciplined Value Fund was not restricted.

Comment:       You asked whether previously waived fees could be recaptured by the advisor.

U.S. Securities and Exchange Commission

Division of Investment Management

Response:       Fees either voluntarily or contractually waived by the advisor may not be recaptured.

Comment:       You asked that we include an introductory paragraph in the pro forma financial statements to, among other things, identify the entities involved in the transaction.

Response:       We have added an introductory paragraph to the pro forma financial statements that includes the information required by Rule S-X including a brief description of: (1) the transaction; (ii) the entities involved; and (iii) the periods for which the pro form information is presented, along with an explanation of what is presented by the pro forma financial statements.

Comment:       In the pro forma financial statements, you asked that we label any adjustments for Class IS shares differently in the Statement of Assets and Liabilities.

Response:       The requested change has been made.

Comment:       In the pro forma financial statements, you asked that we include a note to the Statement of Operations stating whether the Funds have a financing arrangement and, if applicable, to provide details of the terms of such arrangement.

Response:       The requested note has been included.

Comment:       In the pro forma financial statements, you asked that we clarify the period over which the 12b-1 fee reductions are reflected in the Statement of Operations.

Response:       The requested disclosure has been included.

Comment:       In the pro forma financial statements, you asked that we explain the note contained in the Statement of Operations describing the “elimination of fees incurred by the predecessor fund.”

Response:       The requested explanation has been included.

Comment:       In the pro forma financial statements, you asked that we include disclosure that the merger is expected to be tax-free in the Notes under “Basis of Combination.”

Response:       The requested disclosure has been added.

Comment:       In the pro forma financial statements, you asked that we include additional detail relating to the shares outstanding of the combined fund and the amount of acquired shares issued to the acquiring fund.

Response:       The requested disclosure has been added.

Comment:       In the pro forma financial statements, you asked that we correct the effective date relating to the changes in the investment advisory fee rates contained in the Notes under "Pro Forma Operations."

U.S. Securities and Exchange Commission

Division of Investment Management

Response:       The correction has been made.

Comment:       In the pro forma financial statements, you asked that we include a Note for “Regulatory Matters and Legal Proceedings.”

Response:       The requested disclosure has been added.

Comment:       You asked that we confirm compliance with, among other things, provisions of Delaware law and the requirements of Rule 17a-8.

Response:       The Registrant and its counsel will make appropriate inquiries to determine its compliance with applicable legal requirements. The Board has made                        the findings required by Rule 17a-8(a)(2) and the conditions of Rule 17a-(a)(3) have been met.

Comment:       You asked that we confirm the manner in which a shareholder can vote his proxy card as stated in the first page of the prospectus/proxy statement.

Response:       The instructions to shareholders have been changed to reflect that shareholders may vote by mail or by phone.

Comment:       You asked that we make the following statement more prominent in the proxy statement:

                        “The shares offered by this prospectus/proxy statement are not deposits of a bank, and are not insured, endorsed or guaranteed by the FDIC or any government agency and involve investment risk, including possible loss of your original investment.”

Response:       That section has been bolded in the prospectus/proxy statement.

Comment:       You asked that we make the following statement more prominent in the proxy statement:

                        “A portion of the securities held by Strategic Value Fund may be disposed of in connection with the Merger. This could result in additional portfolio transaction costs to both Funds and increased taxable distributions to shareholders.”

Response:       That section has been bolded in the prospectus/proxy statement.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Form N-14AE pursuant to Rule 485(b) for the Registrant on April 27, 2006.  Revisions made to the prospectus and pro forma financial statements will be marked.

U.S. Securities and Exchange Commission

Division of Investment Management

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP